                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G
                                  (Rule 13d-1)

  Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities
                              Exchange Act of 1934


                              (Amendment No.2)*

                                Napster, Inc.
                                -------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  630797108
                                  ---------
                                (CUSIP Number)

                                 May 12, 2005
                              -----------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liablities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 630797108                     13G                   Page 2 of 6 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Eli Wilamowsky

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)
   (b)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF                    5. SOLE VOTING POWER
SHARES                          1,250,000 shares of Common Stock
BENEFICALLY                  6. SHARED VOTING POWER
OWNED BY                        0 shares of Common Stock
EACH                         7. SOLE DISPOSITIVE POWER
REPORTING                       1,250,000 shares of Common Stock
PERSON                       8. SHARED DISPOSITIVE POWER
WITH                            0 shares of Common Stock

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,250,000 shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    About 2.85% as of the date of this filing, based on 43,883,103 shares of the Company outstanding as of February 3, 2006, as stated by the Company in its Form 10-Q filed this month.

12. TYPE OF REPORTING PERSON IN

CUSIP NO. 630797108                13G                         Page 3 of 6 Pages


Item 1(a) Name of Issuer: NAPSTER, INC.

     1(b) Address of Issuer's Principal Executive Offices:

          9044 Melrose Avenue
          Los Angeles, California 90069

Item 2(a) Name of Person Filing: Eli Wilamowsky

Item 2(b) Address of Principal Business Office:  49 Sealy Drive
                                                 Lawrence, NY  11559

Item 2(c) Citizenship: USA.

2(d) Title of Class of Securities:
     Common Stock, par value $0.001 per share

2(e) CUSIP Number:  630797108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Exchange Act;
(b) Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) Investment company registered under Section 8 of the Investment Company Act;
(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)
    (1)(ii)(F);
(g) A parent holding company or control person in accordance with Rule 13d-1(b)
    (1)(ii)(G);

CUSIP NO. 630797108            13G                          Page 4 of 6 Pages


(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership: Eli Wilamowsky

(a) Amount beneficially owned:
    1,250,000 shares of Common Stock

(b) Percent of Class:
    About 2.85% as of the date of this filing, based on 43,883,103 shares of the Company outstanding as of February 3, 2006, as stated by the Company in its Form 10-Q filed this month.

(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote:
          1,250,000 shares of Common Stock

    (ii)  shared power to vote or to direct the vote:
          0 shares of Common Stock

    (iii) sole power to dispose or to direct the disposition of:
          1,250,000 shares of Common Stock

CUSIP NO. 630797108             13G Page                        5 of 6 Pages

     (iv) shared power to dispose or to direct the disposition of:
          0 shares of Common Stock

Item 5 Ownership of Five Percent or Less of a Class:

       Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

       Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

       Not Applicable.

Item 8 Identification and Classification of Members of the Group:

       Not Applicable.

Item 9 Notice of Dissolution of Group:

       Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 630797108                13G                        Page 6 of 6 Pages



                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 2006





/s/ELI WILAMOWSKY
-----------------
   Eli Wilamowsky